**PreSend Inc**      **93-3680293**

**INCOME**
Total income.................................................................. 0

**DEDUCTIONS**
Total deductions.............................................................. 0

**TAXABLE INCOME**
Taxable income................................................................ 0

**TAX COMPUTATION**
Income tax.................................................................... 0

Total tax..................................................................... 0

**PAYMENTS AND CREDITS**
Total payments and credits.................................................... 0

**REFUND OR AMOUNT DUE**
Overpayment................................................................... 0

Tax due....................................................................... 0

**SCHEDULE L**
Beginning Assets.............................................................. 2,219,454
Beginning Liabilities & Equity................................................ 2,219,454

Ending Assets................................................................. 2,219,454
Ending Liabilities & Equity................................................... 2,219,454

**TAX RATES**
Marginal tax rate............................................................. 0.0%

**ENDING ASSETS**

| | | |
|---|---:|---:|
| Cash......................................................... | | 14,253 |
| Other current assets.................................... | | 2,105,930 |
| Intangible assets........................................ | 99,271 | |
| Less: Accumulated amortization..................... | (0) | 99,271 |
| | | |
| Total Assets.............................................. | | 2,219,454 |

**ENDING LIABILITIES & EQUITY**

| | |
|---|---:|
| Short term notes payable............................... | 254,775 |
| Other liabilities........................................ | 2,029,169 |
| Additional paid-in capital............................. | 68,603 |
| Unappropriated retained earnings..................... | -133,093 |
| | |
| Total Liabilities and Equity.......................... | 2,219,454 |

**PreSend Inc**

**FEDERAL TAXABLE INCOME**
Federal taxable income......................................................................... 0

**ENTIRE NET INCOME**
Entire net income......................................................................... 0

**TAX AND PAYMENTS**
Delaware taxable income......................................................................... 0
Tax......................................................................... 0
Total payments and credits......................................................................... 0

**TAX RATES**
Marginal tax rate......................................................................... 0.0%